                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                    DIRECT DIAL:
(212) 818-8881                                                (212) 818-8638

                                                              November 4, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

            Re:   Jaguar Acquisition Corporation
                  Registration Statement on Form S-1 ("Registration Statement")
                  Filed September 28, 2005
                  File No. 333-127135
                  -------------------

Dear Mr. Reynolds:

         On behalf of Jaguar Acquisition Corporation (the "Company"), we respond as follows to the Staff's comment letter, dated November 2, 2005, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement
("Amendment No. 2"), a copy of which has been marked with the changes from
Amendment No. 1 to the Registration Statement. We are also delivering three (3)
courtesy copies of such marked Amendment No. 2 to John Zitko. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.
Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

GENERAL
-------

1.       WE NOTE YOUR RESPONSE TO OUR COMMENT OF SEPTEMBER 16, 2005 WITH RESPECT
         TO THE APPLICABILITY OR INAPPLICABILITY OF REGULATION M IN THE CONTEXT
         OF THE WARRANT REPURCHASE AGREEMENTS CONTAINED WITHIN YOUR REGISTRATION
         STATEMENT. PLEASE ADVISE THE MANNER BY WHICH THE REPURCHASE AGREEMENTS
         AND YOUR REGISTRATION STATEMENT FOLLOW THE GUIDANCE PROVIDED BY THE
         DIVISION OF MARKET REGULATION, REVISE YOUR REPURCHASE AGREEMENTS AND
         REGISTRATION STATEMENT, OR BOTH.

Mr. John Reynolds
November 4, 2005

         As in other similar offerings of this type currently being reviewed by the Commission, the Division of Market Regulation ("Division") has indicated
that so long as certain requirements are satisfied, as set forth in a No-Action
Letter titled In re Key Hospitality Acquisition Corporation (File No.: TP
05-106)("No-Action Letter"), the Division will allow the warrant purchase agreements to remain in place and will not recommend that the Commission bring enforcement actions with respect to such purchases. Accordingly, we have revised the disclosure in Amendment No. 2, where applicable, to comply with the requirements set forth in the No-Action Letter. Specifically, we have indicated
in the disclosure that in no event will EarlyBirdCapital, Inc. allow separate trading of the common stock and warrants included in the Company's units to commence until (i) the Company files an audited balance sheet reflecting the
Company's receipt of the gross proceeds of the offering and (ii) at least 60 days have passed since the distribution of the units in the offering has been completed. We have further indicated that the distribution of the Company's units in the offering will be completed once all the units have been sold, all stabilizing transactions have been completed and all penalty bids have either been reclaimed or withdrawn. Accordingly, since the units cannot be separated until 60 days after the distribution ends and warrants will not be purchased until separate trading commences, no warrants will be purchased until at least
60 days after the distribution terminates, and therefore, such purchases follow the guidance provided by the Division.

2.       WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 2 AND YOUR STATEMENT THAT
         THE COMPANY'S EXISTING STOCKHOLDERS WAIVE THEIR RIGHT TO EXERCISE
         CONVERSION RIGHTS WITH RESPECT TO ANY SHARES OF THE COMPANY'S COMMON
         STOCK OWNED BY THEM. PLEASE REVISE YOUR LETTER AGREEMENT EXHIBIT 10.19
         TO CLARIFY THAT YOUR EXISTING STOCKHOLDERS WILL NOT HAVE SUCH
         CONVERSION RIGHTS WITH RESPECT TO ANY SHARES PURCHASED BY THEM IN THE
         OFFERING OR IN THE AFTER MARKET.

         We have revised the letter agreement, and re-filed such agreement as
Exhibit 10.19 to Amendment No. 2, to clarify that the Company's existing stockholders have waived their right to exercise conversion rights with respect to any shares of the Company's common stock owned by them, whether owned by them prior to the offering or purchased by them in the offering or in the after market. We have further revised the disclosure in the prospectus, where appropriate, to reflect the foregoing.

COVER PAGE
----------

3.       WE NOTE YOUR RESPONSE TO COMMENT 3. WE CONTINUE TO BELIEVE THAT THE
         COMMENT IS APPLICABLE. REVISE TO LIMIT YOUR COVER PAGE TO ONE PAGE. SEE
         ITEM 501 (A) OF REGULATION S-B.

         As required by Item 501(a) of Regulation S-B, the prospectus cover page is currently limited to one page.

Mr. John Reynolds
November 4, 2005

SUMMARY
-------

CONVERSION RIGHTS FOR STOCKHOLDERS VOTING TO REJECT A BUSINESS COMBINATION,

---------------------------------------------------------------------------

4.       WE NOTE YOUR RESPONSE TO COMMENT 2. WE ALSO NOTE YOUR STATEMENT THAT
         "OUR EXISTING STOCKHOLDERS WILL NOT HAVE SUCH CONVERSION RIGHTS WITH
         RESPECT TO ANY SHARES OF COMMON STOCK OWNED BY THEM PRIOR TO THIS
         OFFERING, DIRECTLY OR INDIRECTLY." PLEASE REVISE TO INDICATE THAT YOUR
         EXISTING STOCKHOLDERS WILL NOT HAVE SUCH CONVERSION RIGHTS WITH RESPECT
         TO ANY SHARES PURCHASED BY THEM IN THE OFFERING OR IN THE AFTER MARKET.

         As indicated in response to Comment 2 above, we have revised the disclosure in the prospectus, where appropriate, to clarify that the Company's existing stockholders have waived their right to exercise conversion rights with respect to any shares of the Company's common stock owned by them, whether owned by them prior to the offering or purchased by them in the offering or in the after market.

RISK FACTORS, PAGE 9
--------------------

5.       REVISE RISK FACTOR FIVE TO ADDRESS THE NUMBER AND VALUE OF SIMILAR
         BLANK CHECK COMPANIES THAT HAVE FILED WITH THE COMMISSION AND HAVE NOT
         COMPLETED THEIR INITIAL PUBLIC OFFERINGS.

         We have revised the disclosure in the fifth risk factor to indicate the number and value of similar blank check companies that have filed with the
Commission and have not completed their initial public offerings.

6.       WE NOTE THAT YOU HAVE DELETED THE LAST TWO SENTENCES IN RISK FACTOR 5.
         WE DO NOT UNDERSTAND WHY YOU BELIEVE THAT THE DISCLOSURE IS NOT
         NECESSARY. PLEASE REVISE OR ADVISE.

         The last two sentences of the fifth risk factor were not deleted;
instead, they were moved to the end of the seventeenth risk factor titled
"Because of our limited resources and structure, we may not be able to consummate an attractive business combination." The fifth risk factor addresses the risk of competition that the Company may face from other blank check companies while the seventeenth risk factor addresses the potential problems the
Company may face as a result of its resources and structure. The relocated above-referenced disclosure addressed the possibility that, because only a limited number of similarly structured blank check companies have consummated business combinations to date, it could indicate that target businesses are not inclined to enter into transactions with entities such as the Company due to its inherent structural limitations (such as the requirement to obtain stockholder approval). We therefore respectfully believe that such disclosure is more appropriately placed in the seventeenth risk factor.

Mr. John Reynolds
November 4, 2005

7.       WE NOTE THAT YOU HAVE REVISED THE SUBHEADING OF THE RISK FACTOR
         "INVESTORS IN THIS OFFERING MAY ENGAGE...." IT APPEARS THAT YOUR PRIOR
         SUBHEADING BETTER DESCRIBE THE RISK TO INVESTORS. PLEASE REVISE THE
         SUBHEADING FOR RISK FACTOR 23.

         As in other similar offerings of this type previously reviewed by the
Commission, the Staff indicated that it was not clear from the sub-heading of the above-referenced risk factor what risk was posed to investors in the offering. Because the offering is being made on a firm-commitment basis, a sub-heading indicating that investors in the offering would be limited to specific states was not material. However, the Staff agreed that the risk was applicable as it related to an investor's ability to resell his securities based on the states where the offering was being registered as well as certain other limited jurisdictions where an applicable exemption for registration existed.
Accordingly, we revised the sub-heading of the risk factor in that offering to clarify this point and accordingly revised the sub-heading in the above-referenced risk factor in this offering to conform to such changes. We therefore respectfully believe that no further revision to the risk factor sub-heading is necessary.

USE OF PROCEEDS, PAGE 20
------------------------

8.       WE NOTE YOUR RESPONSE TO COMMENT 13.  PLEASE REVISE FOOTNOTE 1 TO
         INDICATE THE AMOUNT OF OFFERING EXPENSES ALREADY PAID.

         We have revised footnote 1 of the "Use of Proceeds" table to indicate that $63,823.26 of the offering expenses have already paid from the funds received by the Company from its existing stockholders.

CERTAIN TRANSACTIONS, PAGE
---------------------------

9.       WE NOTE THAT JEFF GALLANT IS THE SOLE INCORPORATOR OF JAGUAR
         ACQUISITION CORP. IT APPEARS TO US THAT MR. GALLANT AND/OR GRAUBARD
         MILLER WOULD BE A PROMOTER. PLEASE DISCLOSE THE INFORMATION REQUIRED BY
         ITEM 404(D) OF REGULATION S-B.

         A "promoter" under Section 12b-2 of the Securities Exchange Act of 1934 is defined as any person that takes initiative in founding and organizing the business or enterprise of an issuer. The act of incorporation under Delaware law is purely ministerial and may be accomplished by any natural person. Such actions relate solely to the formation of a company, as opposed to the founding and organizing of the business of a company. Further, neither Mr. Gallant nor
Graubard Miller was issued any shares in connection with the organization of the
Company. Accordingly, we respectfully do not believe either Mr. Gallant or
Graubard Miller would be a promoter that requires disclosure under Item 404(d)
of Regulation S-B. We therefore have not made any revision to the disclosure in the Registration Statement.

FINANCIAL STATEMENTS
--------------------

GENERAL
-------

Mr. John Reynolds
November 4, 2005

10.      PLEASE PROVIDE A CURRENTLY DATED CONSENT IN ANY AMENDMENT AND CONSIDER
         THE UPDATING REQUIREMENTS OF RULE 210.3-12 OF REGULATION S-X.

         Duly noted. A currently dated consent of the independent accountants has been included as Exhibit 23.1 within Amendment No. 2 to the Registration
Statement.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                            Very truly yours,

                                            /s/ Jeffrey M. Gallant

                                            Jeffrey M. Gallant

cc:      Jonathan Kalman
         James S. Cassano
         C. Richard Corl
         David M. Nussbaum
         Steven Levine
         Alan I. Annex, Esq.